June 11, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lynn Dicker and Kevin Kuhar

Re:	ProPhase Labs, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed March 31, 2021
File Number: 000-21617

Ladies and Gentlemen:

This letter is submitted on behalf of ProPhase Labs, Inc. (the “Company”) in response to the comment received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in your letter dated May 26, 2021, with respect to the Company’s above-referenced Form 10-K. For convenience, the Staff’s comment is reproduced in bold, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2020

Item 8. Financial Statements and Supplementary Data

Note 3 - Business Acquisition, page 46

1.	You disclose that on October 23, 2020, you acquired all of the issued and outstanding shares of capital stock of Confucius Plaza Medical Laboratory Corp. for approximately $2.5 million in cash. Tell us how you considered Rules 3-05 and 8-04 of Regulation S-X in evaluating the significance of the acquisition of Confucius Plaza Medical Laboratory Corp. and whether you are required to include audited financial statements and pro forma information under Article 11 of Regulation S-X.

Response:

To determine if the acquisition of Confucius Plaza Medical Laboratory Corp. (“CPM”) qualified as a significant acquisition requiring the filing of audited financial statements and pro forma information, we measured the significance of the acquisition under Rules 3-05 and 8-04 of Regulation S-X, as amended on May 20, 2020 by SEC Release No. 333-10786 (the “Release”), using the three significance tests: (1) the investment test, (2) the asset test, and (3) the income test. While the amendments did not become effective until January 1, 2021, the Release indicates that early compliance is permitted. The Company elected to apply the three tests as amended by the Release.

Set forth below is our analysis and calculations under Rules 3-05 and 8-04 of Regulation S-X for each of the three significance tests. When applying the asset and income tests, the Company used the consolidated annual financial statements as of December 31, 2019 - the most recently completed audited fiscal year prior to the acquisition.

1.	Investment Test

Under the investment test, the Company compared the purchase price of CPM with the Company’s pre-acquisition worldwide market value. The Company’s worldwide market value was computed using the average equity price for the last five trading days of September 2020 - the most recently completed month ending prior to (i) the date the Company announced engagement of an Industry Expert to Advise on Possible Acquisition of CPM and (ii) the Company’s announcement date of the definitive agreement to acquire CPM.

Consideration Transferred	$2,500,000
Aggregate Worldwide Market Value of Common Equity	$41,960,979
Significance	5.96%

2.	Asset Test

Under the asset test, the Company divided its proportionate interest in the total assets of CPM before purchase adjustments and after intercompany eliminations by its total assets as of the end of the most recently completed fiscal year.

(In thousands)	2019
CPM Assets Acquired	$419
Assets of ProPhase Labs, Inc.	$12,274
Significance	3.41%

3.	Income Test

Under the income test, the Company divided (i) the proportionate interest in the total income from continuing operations of the CPM by (ii) the absolute value of the Company’s pretax loss from continuing operations for the most recently completed fiscal year. The absolute value of the Company’s loss from continuing operations for the year ended December 31, 2019 is not at least 10% lower than the average of its losses from continuing operations for the last five years.

Absolute Pretax Income/Loss from Continuing Operations (in thousands)	2019
CPM	$38
ProPhase Labs, Inc.	$3,106
Significance	1.22%

CPM reported no revenues for the year ended December 31, 2019. As such, the revenue component does not apply.

Based on the results of the three significance tests, as described above, we determined that the significance of the acquisition was below 20%, and, therefore, inclusion of audited financial statements and pro forma information with respect to the CPM acquisition was not required.

Sincerely,

/s/ Monica Brady

Monica Brady
Chief Financial Officer